CARTER LEDYARD & MILBURN LLP

Counselors at Law 2 Wall Street New York, NY 10005-2072 — Tel (212) 732-3200 Fax (212) 732-3232	1401 Eye Street, N.W. Washington, DC 20005 (202) 898-1515 — 570 Lexington Avenue New York, NY 10022 (212) 371-2720

November 30, 2005

Mr. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 Fifth St., N.W.
Mail Stop 6010
Washington, D.C. 20549-0506

Re:	Defense Industries International, Inc. Registration Statement on Form SB-2 Filed November 2, 2005 File No. 333-128011 Form 10-QSB for Fiscal Quarter Ended September 30, 2005 File No. 0-30105

Dear Mr. Owings:

        On behalf of our client, Defense Industries International, Inc. (the “Company”), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter to Mr. Michael Ratner, dated November 21, 2005 (“Comment Letter”), with respect to the Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on behalf of the Company on November 2, 2005 (the “Registration Statement”) and its Form 10-QSB for the Fiscal Quarter Ended September 30, 2005.

        Pursuant to Rule 472 under the Securities Act of 1933, we are simultaneously filing Amendment No. 2 to the Company’s Registration Statement on Form SB-2 and Amendment No. 1 to the Company’s Forms 10-QSB for the periods ended September 30, 2005 as requested in the Comment Letter. We have repeated your numbered comments below and have provided a response to each comment.

Amendment No. 1 to Registration Statement on Form SB-2

Management’s Discussion and Analysis ..., page 19

Mr. Christopher Owings

1.	We note your response to comment 8 in our letter dated September 29, 2005. It does not appear that you have discussed your financial condition and results of operations attributable to your various operating subsidiaries. Your revised disclosure also indicates that industry consolidation is no longer a relevant trend, however, this does not appear to be discussed in your disclosure. Please advise or revise.

        The Company has revised the filing in response to the comment.

2.	Also, your response indicates that information about your customers and their countries of origin is confidential. We also note disclosure on page 41 that your two largest customers accounted for in excess of 40% of your fiscal 2004 revenues. Generally, disclosure about material customers is necessary regardless of any confidentiality provision. Please revise or advise. As part of your response, please be aware that our Freedom of Information Act Rule 83 enables you to request confidential treatment for your response.

        The Company has provided the requested information in response to the comment.

3.	In response to comment 9 in our letter dated September 29, 2005 you revised the results of operations to disclose the revenues of the entity you acquired on February 28, 2005. Please revise to clarify that these are the revenues for the four months you owned Owen Mills, if true. Also, please revise the gross profit disclosure on page 25 to quantify the impact Owen Mills had on the gross profit you reported in your financial statements.

        The Company has revised the filing to clarify that the financial disclosure is for the period in which the Company has owned Owen Mills.

4.	It appears that the liquidity and capital resources section on page 29 should clarify if you have, in fact, drawn any of the $550,000 you are eligible to withdraw from escrow. 1f you have made withdrawals, then disclose if the cash is included in your financial statements or if it has been disbursed.

        The Company has revised the filing to reflect that it has not drawn any of the $550,000 to date.

Financial Statements

5.	Please revise to include the updated financial statements and other information you have included in your recently filed Form 10-QSB for the quarter ended September 30, 2005.

        The Company has revised the filing to include its updated financial statements and other information included in its Form 10-QSB for the quarter ended September 30, 2005.

Mr. Christopher Owings

Exhibit 5. Opinion of McDonald Carano Wilson LLP

6.	It does not appear you have responded or revised in response to comment 23 in our letter dated September 29, 2005. Accordingly, we reissue that comment.

        McDonald Carano Wilson LLP have revised their opinion in response to the comment.

7.	We also reissue comment 25 in our letter dated September 29, 2005. Whether the shares have been fully paid is a part of the legality opinion. It remains unclear why the previously cited statement is relevant to the legality opinion? Please advise or revise.

        McDonald Carano Wilson LLP have revised their opinion in response to the comment.

Form 10-OSB for Fiscal Quarter Ended September 30, 2005

8.	Please revise to comply with the above comments, as applicable.

        The Company has revised the information contained in its analysis of its financial condition and results of operations in response to the prior comments, where applicable.

        I have been authorized by our client to acknowledge that: (i) the Company is responsible for the accuracy of the disclosure in its filings; (ii) comments by the Staff, or changes to disclosure in response to comments by the Staff, do not foreclose the Commission from taking any actions with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any further questions, please do not hesitate to contact me.

Very truly yours, BY: /S/ Steven J. Glusband —————————————— Steven J. Glusband

SJG:tco
Enclosures

cc:	Defense Industries International, Inc.